Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2022

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “Meeting”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on June 30, 2022 for the following purposes:

To table the financial statements of the Company for the year ended December 31, 2021, as contained in the annual report on Form 20-F and the Hong Kong annual report of the Company issued on April 29, 2022 (China Standard Time).

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

1.	that Mr. William Wei Huang be re-elected as a director of the Company;

2.	that Ms. Bin Yu be re-elected as a director of the Company;

3.	that Mr. Zulkifli Baharudin be re-elected as a director of the Company;

4.	that the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2022 be confirmed;

5.	that the Board of Directors of the Company be authorized to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate thirty per cent. (30%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company); and

6.	that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company filed its annual report on Form 20-F and submitted its Hong Kong annual report for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission and to the Stock Exchange of Hong Kong Limited, respectively, on April 29, 2022 (China Standard Time), which annual reports may be accessed on the Company’s investor relations website at investors.gds-services.com, on the SEC’s website at www.sec.gov (for the annual report on Form 20-F) and on the HKEx’s website at www.hkexnews.hk (for the Hong Kong annual report). The Company will provide hardcopies of the annual reports, free of charge, to its shareholders and the holders of the Company’s American depositary shares (“ADS”) upon request submitted to ir@gds-services.com.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on June 1, 2022 (China Standard Time) as the record date (the “Shares Record Date”) for determining the holders of our ordinary shares and Series A convertible preferred shares entitled to receive notice of and to vote at the Meeting or any adjourned meeting thereof. Accordingly, only holders of our ordinary shares and Series A convertible preferred shares registered in the register of members of the Company at the close of business on the Shares Record Date are entitled to attend and vote at the Meeting or at any adjournment that may take place. The share register of the Company will not be closed. Holders of American depositary shares (the “ADSs”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary of the ADSs, and representing our Class A Ordinary Shares are not entitled to attend or vote at the Meeting. Holders of ADSs as of close of business on June 1, 2022, New York time will be able to instruct JPMorgan, as to how to vote the Class A Ordinary Shares represented by such ADSs. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares must act through JPMorgan.

We cordially invite all shareholders of the Company to attend the Meeting in person. We encourage shareholders planning to attend the Meeting in person to pre-register by sending an email to ir@gds-services.com. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the Meeting would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return the form of proxy in accordance with these instructions. For holders of Class A ordinary shares registered on our branch register of members in Hong Kong, to be valid, the form must be completed and returned by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. For holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands, to be valid, the form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual General Meeting of Shareholders, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,
William Huang Wei
Chairman of the Board and Chief Executive Officer
June 2, 2022